VIA EDGAR AND OVERNIGHT COURIER

May 24, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 27, 2017
File No. 000-52049

Dear Ms. Collins:

We respectfully submit below the response of Synchronoss Technologies, Inc. (the “Company” “we,” “us,” or “our”) to the May 10, 2017 comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by us. The comment relates to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For your convenience, the Staff’s comment is repeated below in italicized print. Our response is provided below the comment. The response is based solely on the inquiry that we have conducted and materials we have reviewed as of May 24, 2017 in response to the Staff’s comment.

Consolidated Financial Statements
Consolidated Statement of Income, page 69

1.
Your response to prior comment 2 indicates that you could allocate cost of revenue to software and services on a reasonable basis. Please revise future filing to comply with Rule 5-03(b)(2) of Regulation S-X. Alternatively, explain in greater detail, why you believe that separate disclosure of the cost of license revenue is not meaningful to users of your financial statements.

Response to Comment 1:
We acknowledge the Staff's comment and wanted to clarify that we understand the comment to be around the allocation of license and service revenue and not software and service revenue, as noted in the follow up comment provided. We sell software-as-a-service and therefore consider any costs to deliver such revenues a cost of service.
In addition to the explanation provided in our initial response, we believe that separate disclosure of the cost of license revenue is not meaningful to users of the financial statements, as the predominant costs associated with our license revenues are costs to develop our core technology and costs to obtain technology through acquisition, which are reported separately in our Consolidated Statements of Operations as amortization. We have elected to exclude depreciation and amortization from cost of revenues which we believe to be in accordance with the Staff’s views set forth in Staff Accounting Bulletin Topic 11B. Software

May 24, 2017

development amortization expense and intangible amortization related to acquired technology are separately disclosed in further detail in Note 2 and Note 7, respectively, in our Annual Report on Form 10-K.
In the event that we incur significant costs directly attributable to license revenue in addition to the amortization of intangible assets, we will report such material costs as cost of license separately from the cost of services in our Consolidated Statements of Operations.

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In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at (908) 547-1225 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ Lawrence R. Irving
Lawrence R. Irving
Chief Financial Officer